

Mail Stop 3561

October 19, 2016

Via E-mail
Mr. James Porter
Chief Financial Officer
Alamos Gold Inc.
Brookfield Place
181 Bay Street
Suite 3910
Toronto, Ontario M5J 2T3

> **Re: Alamos Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 001-35783**

Dear Mr. Porter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2015
Exhibit 99.2 Management's Discussion and Analysis
Highlight Summary Tables, page 4

1.   We note your disclosure of "all-in sustaining costs per ounce of gold sold" at individual mine sites excludes corporate and administrative and share based compensation expenses. However, throughout your press releases and management's discussion and analysis including page 22 "all-in sustaining costs per ounce of gold sold" is a non-gaap performance measure defined as a measure that reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital and other operating costs. There appears to be inconsistency in the label and calculation of "all-in sustaining costs" at the individual mine level and the consolidated level. Please revise to clarify this measure.

Non-GAAP Measures and Additional GAAP measures, page 21

2.   We note that former Alamos Gold Inc. and AuRico Gold Inc. each identified silver as a by-product in the Form 40-F filings prior to fiscal year 2015. Please quantify the amount of silver sales and if these sales are material in the current year, please tell us how you considered the silver by-product sales in your calculations of cash operating costs per ounce sold, total cash costs per ounce and all-in sustaining costs per ounce.

Exhibit 99.3 2015 Financial Report
Notes to Consolidated Financial Statements, page 9

3.   Please quantify the amount received from sales of silver in the merged company for the year ended December 31, 2015. Please clarify your accounting policy for the sale of silver by-products during the year ended December 31, 2015.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining